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                           July 28, 2020

       Zackary Irani
       Chairman & Chief Executive Officer
       Biomerica, Inc.
       17571 Von Karman Avenue
       Irvine, California 92614

                                                        Re: Biomerica, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 21, 2020
                                                            File No. 333-239980

       Dear Mr. Irani:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jason Lee, Esq.